Filed Pursuant to Rule 433 Registration No. 333-190917-01 August 18, 2014

ATLANTIC CITY ELECTRIC COMPANY

$150,000,000

First Mortgage Bonds, 3.375% Series due September 1, 2024

Issuer:	Atlantic City Electric Company
Issue:	First Mortgage Bonds, 3.375% Series due September 1, 2024
Ratings:*	A3 (Stable)/A (Stable)/A- (Stable) (Moody’s/S&P/Fitch)
Offering Size:	$150,000,000
Coupon:	3.375%
Trade Date:	August 18, 2014
Settlement Date:	August 25, 2014 (T+5)
Maturity Date:	September 1, 2024
Price to Public:	99.957% per Bond
Proceeds (before expenses) to Issuer:	$148,960,500
Benchmark Treasury:	2.375% due August 15, 2024
Benchmark Treasury Yield:	2.380%
Re-Offer Spread to Benchmark Treasury:	+100 bps
Yield to Maturity:	3.380%
Optional Redemption:	Make-whole call at any time prior to June 1, 2024, 15 bps spread over the U.S. Treasury selected by the independent investment banker. Callable on or after June 1, 2024 at par.
Interest Payment Dates:	March 1 and September 1 of each year, commencing on March 1, 2015
CUSIP/ISIN Number:	048303CF6/US048303CF61
Mortgage Capacity:	As discussed in the preliminary prospectus supplement under “Description of First Mortgage Bonds—General,” after giving effect to the issuance of the Bonds, as of July 31, 2014, available property additions and previously issued bonds would permit, and the net earnings test would not prohibit, the issuance of approximately $549.8 million in principal amount of additional bonds as long as the weighted average interest rate of the additional bonds was less than approximately 16.06%.
Joint Book-Running Managers:	Barclays Capital Inc. KeyBanc Capital Markets Inc. BNY Mellon Capital Markets, LLC Credit Suisse Securities (USA) LLC
Co-Manager:	The Williams Capital Group, L.P.

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization. Each security rating agency has its own methodology for assigning ratings, and, accordingly, each rating should be considered independently of all other ratings.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847 or KeyBanc Capital Markets Inc. toll-free at 1-866-227-6479.